Exhibit 99.88

FORM 51-102F3 MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

First Phosphate Corp. (the “Company”)

1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117

Vancouver, British Columbia V6E 4N7

ITEM 2.	DATE OF MATERIAL CHANGE

July 10, 2026

ITEM 3.	NEWS RELEASE

Issued on July 13, 2026 through the facilities of Newsfile Corp. and filed on System for Electronic Document Analysis and Retrieval (SEDAR+).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

First Phosphate closes second and final tranche of private placement financing for gross proceeds of $2,277,650 and appoints new director.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Please see details in attached Schedule “A”.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Bennett Kurtz, CFO

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

ITEM 9.	DATE OF REPORT

July 19, 2026

SCHEDULE “A”

Non-Brokered Financing

On July 10, 2026, First Phosphate (the “Company”) closed the final tranche of its non-brokered private placement financing (the “Offering”), as further described in the Company’s news releases dated May 28, 2026, June 15, 2026 and July 13, 2026. In aggregate, under the two tranches of the Offering, the Company raised gross proceeds of $17,698,290 through the issuance of 7,238,070 flow-through shares (each a “Flow-Through Share”) at $2.00 per Flow-Through Share for gross proceeds of $14,476,140, and through the issuance of 1,611,075 hard dollar units (each a “Hard Dollar Unit”) at $2.00 per Hard Dollar Unit for gross proceeds of $3,222,150. Under this tranche of the financing, the Company raised a total of $2,277,650 through the issuance of 960,500 Flow-Through Shares for gross proceeds of $1,921,000 and 178,325 Hard Dollar Units. Each Hard Dollar Unit is comprised of: (i) one common share in the capital of the Company (“Common Share”), and (ii) one Common Share purchase warrant (“Warrant”).

In connection with the Offering, eligible finders were paid a fee consisting of up to 8%, in cash, of the gross proceeds raised from subscribers introduced by them (“Cash Consideration”), and such number of compensation warrants (“Compensation Warrants”) as is equivalent to up to 8% of the number of Hard Dollar Units or Flow-Through Shares issued to subscribers introduced by them. The Company paid the Cash Consideration on the Flow-Through Share portion of the Offering in Common Shares instead of cash at a deemed price of $2.00 per Common Share (each a “Compensation Share”). Each Warrant and Compensation Warrant entitles the holder thereof to acquire one Common Share at a price of $2.50 per Common Share until December 31, 2026, provided that if the volume weighted average trading price of the Common Shares on the CSE for any 5 consecutive trading days equals or exceeds $3.50, the Company may, upon issuing a press release, accelerate the expiry date of the Warrants and Compensation Warrants to the date that is 30 days following the date of such press release.

In connection with the current tranche of the Offering, the Company paid $12,000 in Cash Consideration, issued 8,040 Compensation Shares share, and issued 14,040 Compensation Warrants. In aggregate between the two tranches, the Company paid $168,880 in Cash Considerations, issued 330,960 Compensation Shares and issued 424,400 Compensation Warrants. All securities issued under the Offering are subject to a four-month and one day statutory hold period in accordance with applicable securities laws.

The aggregate gross proceeds from the Flow-Through Offering will be used for general exploration expenditures, related to the Corporation’s projects in Québec which will constitute Canadian exploration expenses (within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the (“ITA”), that will qualify as Critical Mineral Exploration Tax Credit (CMETC) eligible “flow through critical mineral mining expenditures” within the meaning of that term in subsection 127(9) of the ITA. The net proceeds received from the Hard Dollar Unit Offering will be used for development activities, working capital and for general corporate purposes. No insiders of the Company participated in this tranche of the Offering.

Board Appointment and Audit Committee Changes

Effective July 10, 2026, Peter Kent was appointed as director of the Company. All existing directors will remain on the Board. Effective as at the same date, the Company restructured its Audit Committee in connection with Mr. Kent replacing John Passalacqua on the Audit Committee. The Audit Committee now consists of Laurence W. Zeifman (chair), Peter J. F. Nicholson, and Mr. Kent.